UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2005 (report no. 1)

Commission File Number: 0-29742

Retalix Ltd.

(Formerly Point of Sale Limited)
(Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Report on Form 6-K, including all exhibits hereto, is hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-110681; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-09840; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-12146; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-14238; (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-109874; and (vi) the Registrant’s Registration Statement on Form S-8, Registration No. 333-118930.

CONTENTS

New Officer and Director

        On April 1, 2005, in connection with the acquisition of substantially all the assets of Integrated Distribution Solutions, LLC (“IDS”), Victor Hamilton was employed as President and Chief Executive Officer of Retalix SCM, Inc., a wholly-owned subsidiary of Retalix Ltd. His responsibilities will include managing the development and integration for the supply chain division to be created for the purpose of integrating the operations of Retalix and OMI International, Inc., also a subsidiary of Retalix Ltd. In addition, Mr. Hamilton was appointed as a director of Retalix Ltd. on May 9, 2005.

        Mr. Hamilton, age 51, founded H&S Computer Systems in 1981. H&S provided customized computer software for the food distribution industry, specializing in ERP warehousing, and sales force automation applications. In January 2000, Mr. Hamilton assumed the role of Chairman and Chief Executive Officer of a newly formed company, IDS, and served in such capacities until the acquisition of substantially all of the assets of IDS by a subsidiary of Retalix Ltd. in April 2005.

        In addition to his role as Chairman and Chief Executive Officer, Mr. Hamilton was the owner of approximately 35%, and controlled a majority, of IDS.  Retalix paid total consideration for the acquisition of IDS’s assets of $44.4 million, consisting of $37.4 million in cash and $7.0 million in Retalix shares.  Retalix also agreed to pay up to an additional $5.0 million in Retalix shares contingent upon IDS meeting certain performance criteria over the next two years.

Financial Statements and Related Documents and Consents

The following documents, which are attached hereto, relating to the acquisitions by subsidiaries of Retalix Ltd. of TCI Solutions, Inc. and substantially all of the assets of IDS are incorporated by reference herein:

10.1	Stock Purchase Agreement, dated as of April 1, 2005, among Retalix Ltd., TCI Solutions, Inc., certain selling shareholders of TCI Solutions, Inc., and Retalix Holdings Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated April 1, 2005, filed by TCI Solutions, Inc. (file no. 0-49783)).

10.2	Agreement and Plan of Merger, dated as of April 1, 2005, by and among Retalix Ltd., Retalix Holdings Inc., RTLX LLC, Survivor RTLX LLC and TCI Solutions, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, dated April 1, 2005, filed by TCI Solutions, Inc. (file no. 0-49783)).

10.3	Asset Purchase Agreement, dated as of April 1, 2005, among Retalix Ltd., Integrated Distribution Solutions, LLC, certain owners of Integrated Distribution Solutions, LLC, and Retalix SCM, Inc.

23.1	Consent of Deloitte & Touche LLP, in connection with their report dated April 15, 2005.

23.2	Consent of BKD, LLP, in connection with their report dated March 1, 2005.

99.1	Financial statements of TCI Solutions, Inc. for the fiscal year ended December 31, 2004.

99.2	Unaudited pro forma combined condensed financial statements of Retalix Ltd. for the year ended December 31, 2004 (relating to the acquisition of TCI Solutions, Inc.).

99.3	Financial statements of Integrated Distribution Solutions, LLC for the fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002.

99.4	Unaudited pro forma combined condensed financial statements of Retalix Ltd. for the year ended December 31, 2004 (relating to the acquisition of Integrated Distribution Solutions, LLC).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2005	RETALIX LTD. BY: /S/ Guy Geri —————————————— Guy Geri Controller

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.3	Asset Purchase Agreement, dated as of April 1, 2005, among Retalix Ltd., Integrated Distribution Solutions, LLC, certain owners of Integrated Distribution Solutions, LLC, and Retalix SCM, Inc.

23.1	Consent of Deloitte & Touche LLP, in connection with their report dated April 15, 2005.

23.2	Consent of BKD, LLP, in connection with their report dated March 1, 2005.

99.1	Financial statements of TCI Solutions, Inc. for the fiscal year ended December 31, 2004.

99.2	Unaudited pro forma combined condensed financial statements of Retalix Ltd. for the year ended December 31, 2004.

99.3	Financial statements of Integrated Distribution Solutions, LLC for the fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002.

99.4	Unaudited pro forma combined condensed financial statements of Retalix Ltd. for the year ended December 31, 2004.